STORE capital

September 16, 2014

Ms. Louise M. Dorsey
Associate Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re: STORE Capital Corporation
Registration Statement on Form S-11
Filed on August 29, 2014
CIK No. 0001538990

Dear Ms. Dorsey:

As you requested, this letter is a follow-up to our telephone discussion earlier today. By way of background, on September 9, 2014, we provided you two spreadsheets calculated as of September 2, 2014 – one listing property acquisitions subject to existing leases (both closed and probable) in the aggregate amount of $179.7 million and the other listing property acquisitions subject to newly originated leases (both closed and probable) in the aggregate amount of $618 million (including construction draws). On September 11, 2014, you asked if any of the newly originated leases had a prior rental history. After significant diligence of our files, other sources and discussions with our tenants, we were able to confirm that only $56 million of the $618 million had some prior rental history.

We believe that none of the $56 million of prior history is representative of the properties' future operating results for the following reasons:

- All of those leases were terminated prior to, or in connection with, our acquisition of the properties;
- STORE did not succeed to the operations of those prior leases;
- STORE would not have acquired the properties if those prior leases would have been in effect upon its acquisition of the properties;
- The lease that STORE negotiated to be in effect upon its acquisition of the properties is dramatically different – both economically and non-economically – from the prior lease (e.g., the rents paid under those prior lease were, in several cases, different from the rent the tenant will be paying STORE under its new lease; and the terms of the new lease are negotiated directly with the tenant to be satisfactory to STORE);

8501 E Princess Dr, Suite 190 Scottsdale, Arizona 85255 PHONE 480.256.1100 FAX 480.256.1101 STORECAPITAL.COM

- Each property acquired was rolled into either an existing master lease that STORE already had in place with the tenant or a new STORE master lease that STORE is putting in place for all of the properties it is acquiring from the tenant, which master lease provides for a single monthly rent payment for all of the properties leased to that tenant and does not specifically allocate rent among the different properties that compose that master lease; and
- Of the $56 million of leases that have prior history, $52 million were double-net (meaning the prior landlord had property-level operating expenses), whereas the new STORE leases on all $56 million of those properties are triple-net leases that have no property-related expenses to be borne by STORE.

For the foregoing reasons, STORE does not believe that any lease history associated with this $56 million of properties would be representative of the properties' future operating results under STORE's new leases and, therefore, would not be meaningful to an investor contemplating an equity investment in STORE.

If that $56 million of properties were added to the $179.7 million of properties acquired with existing leases, the Rule 3-14 calculation of 10.06%, as reflected in the September 2, 2014 spreadsheet, would increase to 13.21%. STORE would like to advise the Staff that, if our June 30, 2014 (unaudited) balance sheet of $2.37 billion of total assets were used in the calculation, the percentage would be 9.95%.

Please let us know if we can provide any additional information. Otherwise, we look forward to hearing from you at your earliest convenience.

Very truly yours,



Michael T. Bennett
Executive Vice President